April 30, 2012

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, DC 20549-7010

Re:	Cancer Genetics, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 23, 2012
File No. 333-178836

Ladies and Gentlemen:

On behalf of Cancer Genetics, Inc. (the “Company”), we are responding to the comments contained in the letter, dated April 27, 2012 (the “Comment Letter”), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 4 to the Company’s Pre-Effective Registration Statement on Form S-1 (Registration No. 333-178836) (the “Registration Statement”). This letter accompanies the Company’s filing of Amendment No. 5 to that Registration Statement (“Amendment No. 5”). Enclosed are three courtesy copies of Amendment No. 5, which are marked to show changes from Amendment No. 4 to the Registration Statement as filed with the Commission on April 23, 2012.

For ease of reference, set forth in bold below is the comment to Amendment No. 4 to the Registration Statement, as reflected in the Comment Letter. The Company’s supplemental response is set forth below each respective comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

General

1.	We note discussion of your laboratory and research facilities and administrative office space in Rutherford, New Jersey and your lease for that space. We also note disclosure of negotiations regarding a letter of credit to replace the expired $450,000 letter of credit with Capital One Bank. Please revise Management’s Discussion and Analysis and where appropriate to update this disclosure in light of the arrangements addressed in Exhibit 10.45.

Securities and Exchange Commission	April 30, 2012

Response:

We have revised the Management’s Discussion and Analysis to add disclosure with respect to the lease and the letter of credit.

2.	Also, it is unclear if you anticipate filing the $250,000 letter of credit as a material agreement. Please file the agreement or advise us why you believe filing is not necessary.

Response:

We have filed the $250,000 letter of credit as an exhibit.

3.	We note your disclosure on the cover page and on page 33 regarding your status as an emerging growth company. Since you appear to qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act (the “Act”), please revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•

Expand your description of the various exemptions that are available to you, in addition to the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002, such as the exemptions from Sections 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Securities and Exchange Commission	April 30, 2012

Response:

We have revised the prospectus to provide additional disclosure with respect to the Act as requested.

Exhibit 5.1

4.	We note the assumption in the third paragraph that the legal opinion is conditioned upon effectiveness of the amended and restated certificate of incorporation. Please confirm that you will comply with Item 601(b)(3)(i) of Regulation S-K to file an appropriately unqualified opinion by post-effective amendment or on Form 8-K, as applicable, no later than the date of the offering, in the event there is a material change. Disclose in the prospectus that the effectiveness of the amended and restated certificate of incorporation is a condition to the issuance of shares in the offering. Refer to section II.B.2.f of Staff Legal Bulletin No. 19 for guidance.

Response:

We have deleted the assumption in the third paragraph of our legal opinion, and re-filed the opinion as amended.

5.	Also, please file the amended and restated certificate of incorporation as an exhibit.

Response:

We have filed the amended and restated certificate of incorporation as an exhibit.

*****

This will confirm that the Company understands that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission	April 30, 2012

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,

/s/ Alan Wovsaniker

cc: Christopher Lueking, Latham & Watkins LLP